UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934

For the month of December 2008

JACADA LTD.
(Translation of registrant's name into English)

11 Galgalei Haplada Street
Herzliya, 46722 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X     Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ____  No   X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No   X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- _N/A_

CONTENTS

This Report on Form 6-K of Jacada consists of the following documents, which are attached hereto and incorporated by reference herein:

Press Release, released publicly on December 18, 2008: Jacada Signs Material Enterprise License Agreement with Telefónica O2 UK

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

JACADA LTD.
		By:	/s/ TZVIA BROIDA
		Name:	Tzvia Broida
		Title:	Chief Financial Officer

Dated:	December 18, 2008

Jacada Signs Material Enterprise License Agreement with Telefónica O2 UK

ATLANTA & LONDON--(BUSINESS WIRE)--December 18, 2008--Jacada Ltd. (Nasdaq: JCDA), a leading provider of unified desktop and process optimization solutions for customer service operations, today announced that it has expanded its relationship with Telefónica O2 UK by signing a material enterprise license agreement with the leading mobile and broadband communications services provider allowing them to standardize the Jacada unified desktop solution throughout the company’s UK customer service operations. The majority of the revenue from the contract will be recognized in the current quarter.

The partnership between the companies originally started in 2007 when Jacada streamlined and automated critical call processes within the UK Pay and Go division. The success of that project led to Jacada introducing a solution to the retentions group in the Pay Monthly consumer area of the UK business.

“We are very pleased with the results of our unified desktop initiatives and are experiencing an excellent return on the investment we have made with Jacada,” said Cheryl Black, customer service director for Telefónica O2 UK. “We are focused on providing the best customer service possible to satisfy and retain our valuable customers. The Jacada solution has allowed us to have automated and simplified call center processes, resulting in a better customer experience and lower operating costs.”

“Today, retaining customers and reducing costs are the two highest items on every executive’s priority list,” said Guy Tweedale, senior vice president of European operations for Jacada. “The decision by Telefónica O2 UK to standardize on the Jacada unified desktop solution is further validation of the significant value our customers are realizing from a more effective and efficient customer service operation.”

About Jacada

Jacada is a leading global provider of unified service desktop and process optimization solutions that simplify and automate customer service processes. By bridging disconnected systems into a single, intelligent workspace, Jacada solutions create greater operational efficiency and increase agent and customer satisfaction. Founded in 1990, Jacada operates globally with offices in Atlanta, Georgia; Herzliya, Israel; London, England; and Munich, Germany. Jacada can be reached at www.jacada.com.

This news release may contain forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. The words "may," "could," "would," "will," "believe," "anticipate," "estimate," "expect," "intend," "plan," and similar expressions or variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of the future performance and involve risks and uncertainties, many of which are beyond the Company’s ability to control. Actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the performance and continued acceptance of our products, general economic conditions and other Risk Factors specifically identified in our reports filed with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statement for events or circumstances after the date on which such statement is made. Jacada is a trademark of Jacada Inc. All other brands or product names are trademarks of their respective owners.

About O2

• Telefónica O2 UK Limited is a leading communications company for consumers and businesses in the UK, with 19.1 million mobile customers and over 260,000 fixed broadband customers as of 30 September 2008.

• Telefónica O2 UK Limited is part of Telefónica Europe plc which is a business division of Telefónica S.A. and which owns O2 in the UK, Ireland, Slovakia, Germany and the Czech Republic, and has 44.9 million customers.

• In 2006 Telefónica Europe acquired Be, the UK fixed broadband provider, and in October 2007 O2 launched its broadband service using the Be network.

• O2 is the naming rights partner of The O2, the world-class entertainment venue.

• O2 was ranked the 6th best place to work in the Best Companies to Work for 2008 List and has been awarded a three-star accreditation denoting an ’extraordinary’ company.

• O2 was launched on 1 May 2002 and now has more customers than any other UK mobile network.

• O2’s UK mobile network covers 99% of the UK’s population. O2’s 3G network covers over 80% of the UK population and is fully HSDPA-enabled, providing speeds of up to 1.8 MBps for customers with an HSDPA-enabled device.

• Telefónica Europe also owns 50% of the Tesco Mobile and Tchibo Mobilfunk joint venture businesses in the UK and Germany.

• For b-roll footage of O2, please visit www.digitalnewsagency.com.

• For further press information about O2 go to http://mediacentre.o2.co.uk.

CONTACT:
Jacada Media Contact - Atlanta:
Manning, Selvage & Lee
Rebecca Harbin, 404-870-6825
or
Jacada Media Contact – London:
Chaz Brooks Communications
Andrew Ball, +44 (0) 1483 537 890
or
Investor Relations Contact:
Hayden Communications
Peter Seltzberg, 646-415-8972
peter@haydenir.com